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                                                                    EXHIBIT 11.1


               COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE


                                           Three Months Ended September 30,
                                          ---------------------------------
                                              1998          1997
                                              ----          ----
                                        (In thousands, except per share amounts)
NET INCOME (LOSS)
    Net income (loss) - Basic EPS            $    52     $ (3,505)
    Net income (loss) - Diluted EPS               52       (3,505)

SHARES USED IN PER COMMON SHARE
    Basic EPS                                  9,998        9,874
    Diluted EPS                                9,998        9,874

NET INCOME (LOSS) PER COMMON SHARE
    Basic EPS                                   0.01        (0.36)
    Diluted EPS                                 0.01        (0.36)